UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File No. 001-35531

TAHOE RESOURCES INC.
(Translation of registrant's name into English)

5310 Kietzke Lane, Suite 200, Reno, Nevada 89511
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      ☐ Form 40-F       ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)       ☐

SUBMITTED HEREWITH

Exhibits
99.1	Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2015 and 2014
99.2	Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2015 and 2014
99.3	News Release dated November 12, 2015 “Tahoe Resources Reports Strong Third Quarter”
99.4	Form 52-109F2, CEO Certification of Interim Filings, Full Certificate
99.5	Form 52-109F2, CFO Certification of Interim Filings, Full Certificate

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAHOE RESOURCES INC.

Date: November 12, 2015

/s/Edie Hofmeister

Edie Hofmeister
Vice President & General Counsel